
05060082

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
192
SECTION

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 1-11607

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN

FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE

UTILITY WORKERS UNION OF AMERICA

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm.	1
Statement of Net Assets Available for Benefits as of December 31, 2004 and 2003.	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004.	3
Notes to Financial Statements.	4
Signature.	12

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 27, 2005

To the Participants, Savings & Investment Plan Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
Local 223 of the Utility Workers Union of America
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The DTE Energy Stock Fund (the "Fund") information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The Fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America

Statement of Net Assets Available for Benefits

(Thousands)	December 31 2004	December 31 2003
ASSETS		
Investments, at fair value:		
Investment in DTE Energy Master Plan Trust (Note 4)	**$ 391,717**	$ 304,142
Total Investments	**391,717**	304,142
Receivables:		
Employer contributions	**210**	206
Participant contributions	**610**	600
Total Receivables	**820**	806
NET ASSETS AVAILABLE FOR BENEFITS	**$ 392,537**	$ 304,948

See accompanying Notes to Financial Statements

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2004

(Thousands)	DTE ENERGY STOCK FUND	TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment Income:		
Net appreciation in fair value of investments in the DTE Energy Master Plan Trust	$8,971	$28,905
Dividends and interest	2,992	7,088
Interest on loans to Participants	139	911
	12,102	36,904
Contributions:		
Employer	6,702	7,334
Participants	2,080	19,586
	8,782	26,920
Total Additions	20,884	63,824
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:		
Distributions and withdrawals	(10,918)	(43,300)
Administrative fees	(2)	(9)
Transfers from loan fund (net)	(287)	-
Transfers of assets among sponsored plans (net)	14,332	67,074
Total Additions (Deductions)	3,125	23,765
NET INCREASE	24,009	87,589
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	80,238	304,948
End of year	$104,247	$392,537

See accompanying Notes to Financial Statements

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following description of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of the Detroit Edison Company (Company), Michigan Consolidated Gas Company (MichCon) – Gas, and Transmission and Storage Operations (T&SO) effective during 2004, or a DTE Energy Company non-regulated business (Participating Affiliates) represented by Local 223 of the Utility Workers Union of America who have completed six months of service (as defined in the Plan) (no service requirement for employees of Participating Affiliates) are eligible to participate in the Plan (Participant). Effective during 2004, employees will be able to participate in the Plan immediately. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Savings & Investment Plan Committee (Committee), appointed by the Chairman of the Board of Directors of the Company, is responsible for the administration of the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan on a pre-tax (Tax Deferred Compensation), post-tax (Employee Contribution) and, if applicable, a catch-up contribution basis (Catch-Up Contributions). Participants age 50 or older are eligible to make pre-tax Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414 (v) of the Internal Revenue Code Section of 1986, as amended (IRC). Detroit Edison employees may contribute up to 20%, MichCon employees may contribute up to 17%, and employees of DTE Energy Company non-regulated business may contribute up to 100%, after required withholdings and voluntary payroll deductions, of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contribution, Employee Contribution, and Catch-Up Contribution (if applicable) basis, in whole percentages. Effective during 2004, all Participants may contribute up to 100% of Compensation on a combined Tax Deferred Contribution, Employee Contribution, and Catch-Up Contribution (if applicable) basis, in whole percentages. Employee Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions).

The IRC limits the amount of Tax Deferred Contributions which may be contributed to the Plan annually. This amount is indexed for inflation annually as required by the IRC. In the event a Participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions. If a Participant's total annual additions (Tax Deferred Contributions, Employee Contributions, and Company Contributions) reach the IRC limit for the Plan year, the Participant's contributions will be stopped or refunded, as applicable.

For Detroit Edison employees, the Company contributes an amount equal to one-half of Employee Contributions and Tax Deferred Contributions up to 8% of basic compensation (Company Contribution). There is no Company Contribution for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8% of basic compensation. The Company Contribution is invested in restricted DTE Energy Company common stock, which may be redirected to another investment option after one full calendar year following the year of the contribution.

For MichCon Gas employees hired prior to August 3, 2004 and MichCon T&SO employees hired prior to November 12, 2004, the Company Contribution is 100% up to the first 4% of the aggregate of a Participant's Tax Deferred Contribution and Employee Contribution for individuals who have attained one year of service. For Participants who have completed at least three years of service, the Company Contribution is increased to 5%; and for Participants with 23 or more years of service the Company Contribution is increased to 6%. Effective during 2004, (1) for MichCon Gas employees hired prior to August 3, 2004 and MichCon T&SO employees hired prior to November 12, 2004, the Company Contribution will be 100% for the first 4% of a Participant's Deferred Contribution and Employee Contribution for employees with six months through three years of service and (2) for MichCon Gas employees hired on or after August 3, 2004 and MichCon T&SO employees hired on or after November 12, 2004, the Company Contribution will be 75% of the first 4% of a Participant's Deferred Contribution and Employee Contribution for employees with at least six months of service. For MichCon Gas employees hired prior to August 3, 2004 and MichCon T&SO employees hired prior to November 12, 2004, 60% of the Company's matching contributions will be made in restricted DTE Energy common stock and the remaining 40% will be made in unrestricted DTE Energy common stock. Restricted stock may be redirected to another investment fund in the Plan after one full calendar year following the year in which the contribution was made. Unrestricted stock may be redirected to another investment fund at any time. For MichCon Gas employees hired on or after August 3, 2004 and MichCon T&SO employees hired on or after November 12, 2004, 100% of the Company's matching contributions will be made in restricted DTE Energy common stock, which may be redirected to other investments after one full calendar year.

For Participating Affiliate employees, the Participating Affiliate will contribute $1 to a Participant's Plan account for each $1 the Participant contributes, but not more than 4% of the Participant's eligible compensation. The Company Contribution on this 100% matching contribution is invested in restricted DTE Energy Company common stock, which may be redirected to another investment option after one full calendar year following the year of the contribution. The Participating Affiliate will contribute $0.50 for each $1 the Participant contributes on the next 4% of eligible compensation. The Company Contributions on this 50% matching contribution are invested in unrestricted DTE Energy Company common stock, which may be redirected to another investment option at any time. There is no Company Contribution for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8% of basic compensation.

Catch-Up Contributions are not eligible for Company Contributions.

While the Company has made its contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.

Participant Accounts

Each Participant's account is credited with the Participant's contributions, including eligible Direct Rollover Contributions, allocations of the Company Contributions and Plan earnings. Allocations are based on Participant earnings or account balances, as defined. Forfeited balances of terminated Participants' nonvested accounts are used to reduce future Company Contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

Vesting

A Detroit Edison employee is fully vested in all Company Contributions after a five-year period of service with the Company. For purposes of vesting of Company Contributions for employees with less than a five-year period of service, all contributions made for a calendar year are designated by class year and accounted for separately from other class years. For employees with less than a five-year period of service, a class year will vest on January 1 of the fourth calendar year following the end of such class year. In addition, a Participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company's Long Term Disability Benefits Plan, or (c) death. During 2004, Participants are 20% vested after completing two years of service and will vest an additional 20% each year thereafter until they are 100% vested.

A Participating Affiliate employee is fully vested in Company Contributions immediately.

Employee Contributions, Tax Deferred Contributions, Catch-Up Contributions and Direct Rollover Contributions are vested at all times.

Investment Options

Participants may elect to have their Employee Contributions, Tax Deferred Contributions, Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. The 100% Company Contributions for Detroit Edison employees are required to be invested in the restricted DTE Energy Stock Fund until matured. Company Contributions mature on January 1 of the second calendar year following the calendar year during which they were contributed to the Plan. The 50% Company Contributions for Detroit Edison employees are invested in the unrestricted DTE Energy Stock Fund and may be redirected to another investment option at any time.

NOTES TO FINANCIAL STATEMENTS

For MichCon Gas employees hired prior to August 3, 2004 and MichCon T&SO employees hired prior to November 12, 2004, 60% of the Company's matching contribution will be made in restricted DTE Energy common stock and the remaining 40% will be made in unrestricted DTE Energy common stock. Restricted stock may be redirected to another investment fund in the Plan after one full calendar year following the year in which the contribution was made. Unrestricted stock may be redirected to another investment fund at any time. For MichCon Gas employees hired on or after August 3, 2004 and MichCon T&SO employees hired on or after November 12, 2004, 100% of the Company's matching contribution will be made in restricted DTE Energy common stock, which may be redirected to other investments after one full calendar year.

For Participating Affiliate employees, the Company Contribution on 100% of the first 4% of eligible compensation will be invested in restricted shares in the restricted DTE Energy Stock Fund and the Company Contribution on the next 4% of eligible compensation will be invested in the unrestricted DTE Energy Stock Fund and may be redirected to another investment option at any time. Matching contributions for a Plan year that are invested in restricted stock may be redirected to another investment fund in the Plan when they are mature, that is, after one full calendar year following the year in which the contribution was made.

The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP may be paid out in cash to each Participant within 90 days of the end of the previous Plan year.

The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately disclosed on the Statement of Changes in Net Assets Available for Benefits.

Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

A Participant's interest in the DTE Energy Stock Fund is measured by share trading. A share traded investment is traded and valued on a share basis.

Transfers

Net transfers represent Participants transferring between different plans of the affiliated group due to a change in employment status. Effective during 2004, the account balances of MichCon Gas and T&SO Local 223 employees were transferred from the MichCon Investment and Stock Ownership Plan to the Plan.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administrating the Plan.

Forfeited Accounts

At December 31, 2004 and December 31, 2003, forfeited nonvested accounts totaled approximately $55,000 and $2,000, respectively. These accounts will be used to reduce future Company Contributions.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59½, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure on a principal residence.

Detroit Edison, MichCon Gas employees hired on or after August 3, 2004 and Participating Affiliate Participants may borrow funds from their accounts attributable to Employee Contributions, Tax Deferred Contributions, Catch-up Contributions and Direct Rollover Contributions no more frequently than once during any calendar year and cannot have more than five loans outstanding at one time. Participants may borrow from their fund accounts a minimum of $500 up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participant's Account at the time the loan is made, subject to certain terms and conditions, for a period of 5 years for a general purpose loan, and 25 years for principal residence loans, at fixed rates of interest determined monthly based on an average of the interest rates charged by local lending institutions for similar types of loans. MichCon Gas employees hired prior to August 3, 2004 may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee Contributions, Catch-Up Contributions and Direct Rollover Contributions not more than once during any calendar year. The number of loans outstanding at one time is limited to two. Participants may borrow from their fund accounts a minimum of $500 effective up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participant's Account at the time the loan is made, subject to certain terms and conditions, for a period of 1 to 5 years, and for principal residence loans up to 15 years, at the prime interest rate plus 2½ %, updated quarterly (up to the nearest ½ %). Effective during 2004 for MichCon T&SO employees, Participants may borrow from their fund accounts no more frequently than once during any calendar year and cannot have more than two loans outstanding at one time. Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participants Account at the time the loan is made, subject to certain terms and conditions, for a period of 1 to 5 years, and for principal residence loans up to 25 years, at the prime interest rate plus 1%, updated monthly. Proceeds for any loan are obtained through the pro rata liquidation of the Participant's account, then transferred to the Participant's loan account and thereupon paid in cash to the Participant by the Trustee. Loan payments of principal and interest are invested as received according to the Participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in whole.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair market value (the last reported sales price on the last business day of the year). Participant loans receivable are valued at cost, which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in fair value is included in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The DTE Energy Stock Fund recognizes gains and losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - FEDERAL INCOME TAX STATUS

On May 8, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan and related Trust conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan administrator and the Plan's legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2004 and 2003.

NOTE 4 – THE DTE ENERGY MASTER PLAN TRUST

The Detroit Edison Company Master Plan Trust between The Detroit Edison Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, was merged with the MCN Energy Group Defined Contribution Plans Master Trust and renamed The DTE Energy Master Plan Trust (Master Trust). The trust agreement appointed Fidelity trustee for the Plan and sets forth the Trustee's obligations.

The Master Trust consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the MichCon Investment and Stock Ownership Plan.

The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 29% and 24% at December 31, 2004 and 2003, respectively). The Plan's allocated portion of the investments is equal to the fair value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, Employee and Company Contributions, and distributions and withdrawals paid to Participants.

NOTES TO FINANCIAL STATEMENTS

A summary of the Master Trust assets as of December 31, 2004 and 2003 is as follows:

(Thousands)	2004	2003
Investments, at fair value		
DTE Energy Stock Fund	$ 314,862	$ 302,096
Registered investment companies	1,021,484	924,703
Loans due from Participants	32,158	31,614
Other assets in transit	175	790
Total investments	$ 1,368,679	$ 1,259,203
Assets held in Master Trust	$ 1,368,679	$ 1,259,203

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2004:

(Thousands)	
Interest, dividend and other income on investments	$ 28,540
Net appreciation in registered investment companies	74,111
Net appreciation in DTE Energy Stock fund	27,175
Total investment gain	$ 129,826

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings & Investment Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**DETROIT EDISON COMPANY
SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY
LOCAL 223 OF THE
UTILITY WORKERS UNION OF AMERICA**

BY THE SAVINGS & INVESTMENT PLAN COMMITTEE



Douglas A. Green, Chair

July 5, 2005

EXHIBIT INDEX

Number	
23-A	Consent of Independent Registered Public Accounting Firm – George Johnson & Company

George Johnson & Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23-A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 28, 2005

To the Participants, Savings & Investment Plan Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
Local 223 of the Utility Workers Union of America
Detroit, Michigan

We consent to the incorporation, by reference in Registration Statement No. 333-00023 of DTE Energy Company on Form S-8, of our report dated May 27, 2005, with respect to the statements of net assets available for benefits of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America. This filing is being filed for the purpose of amending the Annual Report on Form 11-K, which was filed on June 16, 2005. The Annual Report on Form 11-K is hearby being withdrawn and has been replaced with the amended Annual Report on Form 11-K/A.



CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan